

Suite 500, 850 – 2nd Street S. W.
Calgary, Alberta, T2P 0R8
Tel: (403) 237-9400 Fax: (403) 237-9410

For Immediate Release

COMPTON REPORTS SECOND QUARTER 2009 RESULTS

CALGARY, August 6, 2009 – Compton Petroleum Corporation (TSX - CMT, NYSE - CMZ) reports its financial and operating results for the three months ended June 30, 2009.

The full text of Management's Discussion and Analysis ("MD&A") and the Corporation's audited consolidated financial statements can be found on the Corporation's website at www.comptonpetroleum.com and at www.sedar.com

Summary of Quarterly Performance

- Completion of the annual review of the credit facility with the borrowing base exceeding the Corporation's requirements for 2009

- Assembly of the new management team, who began to work on the go-forward strategy for the Corporation

- Funds flow from operations of $9.6 million, or $0.08 per diluted share

- Adjusted operational earnings for the quarter was a loss of $15.5 million, largely due to non-cash items such as unrealized foreign exchange and other gains

- Net earnings of $19.8 million, or $0.16 per diluted share

- Average production was 21,440 boe/d, a decrease of 30% relative to 2008 due to property dispositions, natural declines and the lack of volume additions from drilling in the quarter

- Capital expenditures of $15.5 million

Natural gas prices remain depressed with some of the lowest prices being realized since 2002. Though management believes that the expected longer term trend is for increased commodity prices through 2010, the current price level has impacted Compton's financial results. In addition, capital markets appeared to be showing indications of opening up, with new energy equity issues increasing 52% in May and June compared to the first four months of the year.

In this environment, Compton remains focused on its recapitalization and will continue with its defensive strategy of living within funds flow and investing in projects that meet internal rate of return hurdles, until a clear signal in the recovery of commodity prices is evident. Throughout the first half of 2009, the Corporation strengthened its management team, began improvements to systems and processes, and initiated strategies to optimize asset development. Compton's revitalized culture is committed to delivering on its promises and providing value-accretive results in all of its activities. These efforts will be supported by the Corporation's disciplined investment approach and allow for growth when supported by stronger commodity prices.

Compton is taking a multi-faceted, staged approach to recapitalization, which is intended to support the needs of all stakeholders. The objective is to reduce the Corporation's debt level to achieve a debt to cash flow ratio of less than 2:1 in a normalized pricing environment of mid-cycle natural gas prices. At the Corporation's current production rates, the overall debt level would approximate $400 million. The recapitalization approach considers various alternatives to reduce the debt level including:

• conversion of debt to equity;

• issue of new capital and/or equity;

• sale of a Gross Overriding Royalty on properties; and/or

• mergers or acquisitions.

Progress is being achieved on all fronts with advanced discussions taking place in several areas, including ongoing discussions with the Corporation's advisor and its note holders.

Financial Review

(000s, except per share amounts)	Three Months Ended June 30			Six Months Ended June 30		
	2009	2008	% Change	2009	2008	% Change
Total revenue[1]	$ 54,124	$ 186,846	(71%)	$ 123,023	$ 347,548	(65%)
Funds flow from operations [2]	$ 9,572	$ 76,651	(88%)	$ 31,613	$ 145,973	(78%)
Per share - basic [2]	$ 0.08	$ 0.59	(86%)	$ 0.25	$ 1.13	(78%)
- diluted [2]	$ 0.08	$ 0.58	(86%)	$ 0.25	$ 1.10	(77%)
Adjusted operational earnings [1] [2]	$ (15,511)	$ 24,948	(162%)	$ (17,748)	$ 44,297	(140%)
Net earnings (loss)	$ 19,848	$ (8,561)	332%	$ 2,480	$ (6,942)	136%
Per share - basic	$ 0.16	$ (0.07)	329%	$ 0.02	$ (0.05)	140%
- diluted	$ 0.16	$ (0.07)	329%	$ 0.02	$ (0.05)	140%
Capital expenditures before acquisitions and divestments	$ 16,651	$ 63,464	(74%)	$ 33,034	$ 164,473	(80%)
Total bank debt & term notes				$ 853,945	$ 916,951	(7%)
Shareholders equity				$ 838,072	$ 873,293	(4%)
Shares outstanding				125,573	130,195	(4%)

(1)   Prior periods have been revised to conform to current period presentation

(2)   Funds flow from operations and adjusted operational earnings are non-GAAP measures and are addressed in detail in the MD&A

Revenue decreased by 71% over the second quarter of 2009 due to significantly lower realized natural gas and liquids prices and reduced production volumes.

Compton recognized net earnings of $19.8 million for the three months ended June 30, 2009, as compared to a net loss of $8.6 million during the second quarter of 2008. The gain is largely attributable to unrealized foreign exchange gains recognized on the US dollar denominated senior notes, which more than offset the impact of lower commodity prices and production volumes. For the year-to-date, Compton realized net earnings of $2.5 million for 2009, as compared to a net loss of $6.9 million for 2008 due to unrealized foreign exchange gains over 2009 and a future income tax recovery recognized in the first quarter of 2009.

Capital spending, before acquisitions, divestments and corporate expenses decreased by 85% in 2009 compared to the comparable period in 2008 due to decreased and delayed activity during 2009. The Corporation commenced drilling one well in the second quarter of 2009 as compared to 34 in 2008. The decline in commodity prices has adversely impacted economic returns on many of our drilling projects. Until such time as natural gas prices improve and/or reductions in service costs allow Compton to achieve its internal rate of return objectives, the majority of the Corporation's field activities will focus on optimizing production from existing wells.

Operations Review

	Three Months Ended June 30			Six Months Ended June 30		
	2009	2008	% Change	2009	2008	% Change
Average daily production						
Natural gas *(mmcf/d)*	**108**	149	(28%)	**113**	160	(29%)
Liquids *(bbls/d)*	**3,428**	5,643	(39%)	**3,540**	5,326	(34%)
Total *(boe/d)*	**21,440**	30,556	(30%)	**22,312**	31,915	(30%)
Realized prices						
Natural gas *($/mcf)*	**$ 3.80**	$ 9.42	(60%)	**$ 4.51**	$ 8.39	(46%)
Liquids *($/bbl)*	**49.93**	110.37	(55%)	**43.99**	103.13	(57%)
Total *($/boe)*	**$ 27.74**	$ 67.18	(59%)	**$ 30.46**	$ 60.12	(49%)
Field netback [1] *($/boe)*	**$ 18.05**	$ 37.62	(52%)	**$ 19.49**	$ 32.03	(39%)

(1)   Field netback is a non-GAAP measures and is addressed elsewhere in detail in the MD&A

As anticipated, second quarter production volumes were lower compared to the corresponding period in 2008 primarily due to asset sales in 2008 and natural declines. In addition, volumes were affected by the impact of turnarounds and minimal new production additions due to Compton's defensive strategy limiting its capital expenditures.

Activities during the quarter continued to focus on the Niton area, targeting the Rock Creek formation. Compton commenced drilling a Niton horizontal well (100% working interest) during the second quarter. The well was rig released and is in the process of being completed in the third quarter. Well cost is expected to be approximately 10% less than previous horizontal wells drilled in the area due to the Corporation's focus on cost reduction and lower industry rates.

Compton is in the process of monitoring the Niton horizontal well drilled in the first quarter to determine a six month production rate. The well had an initial production rate (9.5 MMcf/d) that was higher than previous wells drilled in the area and is currently flowing at 1.7 MMcf/d. Typically, these wells experience a decline in the first two months of approximately 70%, from which rates stabilize after six months. This will provide additional data in evaluating the economics and design of future wells in the area.

Compton focused on several initiatives with its new teams during the second quarter to identify opportunities to add value. During the quarter the Corporation:

- Launched an operating expense benchmarking study to better understand operating costs and identify cost savings opportunities, which is expected to be completed by the end of October;

- Continued the optimization study initiated in the first quarter by thoroughly reviewing properties and wellbores to identify workover and recompletion opportunities. Implementation is expected to commence during the second half of the year; and

- Prepared preliminary work to launch an updated multi-year strategic plan, which is expected to be completed by year-end.

In establishing Compton's 2009 capital expenditure level, management's objective is to limit spending to within funds flow generated from operations, which is consistent with the Corporation's defensive operating strategy. The majority of the year's expenditures were expected in the first half of the year. As capital plans are assessed for the balance of the year, management will consider additional activities as funds become available.

Outlook

As Compton faces the challenge presented by low natural gas prices, the Corporation is taking a prudent approach to financial management by establishing appropriate return on investment requirements, reducing its internal cost structure, managing its capital structure to suitable levels, and re-evaluating its depletion strategy to optimize asset value. In addition, Compton increased its risk management activities by expanding its natural gas price hedging position to reduce cash flow volatility as natural gas prices are not expected to recover until late 2009 or the first half of 2010. Approximately 60% of the Corporation's production is hedged for 2009 and beyond at prices between AECO $4.50 per giga joule and $7.18 per giga joule, safeguarding a portion of revenue.

Management is progressing with its various recapitalization options. During the third quarter of 2009, the Corporation expects to address its leverage concerns, realigning capital structure and reducing overall financial risk. When this process is complete, Compton expects to emerge as a stronger company, poised to capitalize on its assets and growth in production and cash flow.

Over the first half of 2009, Compton continued to make progress in controllable areas such as reduced operating, G&A and drilling costs. Due to negative movement in foreign exchange and natural gas prices, downward pressure is being experienced on the Corporation's cash flow; as a result, cash flow may range between $50 and $60 million for 2009.

Compton's asset base provides solid growth potential through a large focused land position and significant impact from horizontal multi-stage fracture wells in the Niton and Hooker/High River properties. With a continued focus on lowering well cost, management believes that these

horizontal wells may represent the best opportunity for return on investment. Once the capital restructuring is complete, the strength of the team as it implements a multi-year strategic plan will position the Corporation to deliver long-term value to its shareholders.

Additional Information

Compton has filed its audited Consolidated Financial Statements for the three months ended June 30, 2009 and related Management's Discussion and Analysis with Canadian securities regulatory authorities. Copies of these documents may be obtained via www.sedar.com or the Corporation's website, www.comptonpetroleum.com. To order printed copies of the filed documents free of charge, email the Corporation at investorinfo@comptonpetroleum.com.

2009 Second Quarter Conference Call

Compton will host a conference call and web cast on Thursday, August 6, 2009 at 8:00 a.m. MST (10:00 a.m. EST) to discuss the Corporation's 2009 second quarter financial and operating results. To participate in the conference call, please contact the Conference Operator ten minutes prior to the call at 1-888-231-8191 or 1-647-427-7450. To participate in the web cast, please visit: www.comptonpetroleum.com. The web cast will be archived two hours after the presentation at the website listed above. For a replay of this call, please dial: 1-888-562-2819 or 1-402-220-7737 and enter access code 22903567 until August 13, 2009.

Advisories

Non-GAAP Financial Measures

Included in the news release are references to terms used in the oil and gas industry such as funds flow from operations, funds flow per share, adjusted operational earnings, adjusted EBITDA, field netback, debt and capitalization. These terms are not defined by GAAP in Canada and consequently are referred to as non-GAAP measures. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies.

Funds flow from operations should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Corporation's performance or liquidity. Funds flow from operations is used by Compton to evaluate operating results and the Corporation's ability to generate cash to fund capital expenditures and repay debt.

Adjusted operational earnings (loss) is used by the Corporation to facilitate comparability of earnings between periods. Adjusted operational earnings (loss) represents net earnings excluding certain items that are largely non-operational in nature, primarily of a non-cash nature or one-time non-recurring items, and should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP.

Adjusted EBITDA is a non-GAAP measure defined as net earnings, before interest and finance charges, income taxes, depletion and depreciation, accretion of asset retirement obligations, and foreign exchange and other gains and losses.

Field netback equals the total petroleum and natural gas sales, including realized gains and losses on commodity hedge contracts, less royalties and operating and transportation expenses, calculated on a $/boe basis. Funds flow netback equals field netback including general and administrative costs and

interest costs. Field netback and funds flow netback are non-GAAP measures that management uses to analyze operating performance.

Debt is comprised of floating rate bank debt and fixed rate senior term notes. Capitalization is defined as bank debt plus shareholder's equity.

Use of Boe Equivalents

The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. We use the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boes do not represent a value equivalency at the well head and therefore may be a misleading measure if used in isolation.

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's views of its financial and operational results as of June 30, 2009, and prospective activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The Corporation's operations are located in the deep basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue three deep basin natural gas plays: the Basal Quartz sands at Hooker in southern Alberta, the Gething/Rock Creek sands at Niton and Caroline in central Alberta, and the shallower Plains Belly River sand play in southern Alberta. In addition, we have an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Natural gas represents approximately 86% of reserves and production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

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For further information, contact:

Susan J. Soprovich
Director, Investor Relations
Ph: (403) 668-6732
Fax: (403) 237-9410

Email: investorinfo@comptonpetroleum.com
Website: www.comptonpetroleum.com